22003344

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SEC FILE NUMBER
8-53221

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 2 5 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021________ AND ENDING __12/31/2021__________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___IMA Wealth, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

✓ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

430 E. Douglas Ave. Suite 400
(No. and Street)

______Wichita________ KS________ 67202______
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Holt________316-266-6584________rwh@imacorp.com________
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

_80 Washington Street, Building S ________Norwell________MA________02061_____
(Address) (City) (State) (Zip Code)

___02/24/2009________ 3373________
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, __Richard Holt______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __IMA Wealth, Inc.____, as of__December 31___________________________, 2021____, is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solelyas that of a customer.

Signature: [signature]

Title:
___President______________________________

[signature]
Notary Public

PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 01/30/2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IMA Wealth

WEALTH MANAGEMENT | RETIREMENT PLAN CONSULTING

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2021

WITH

INDEPENDENT AUDITORS' REPORT

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available at the Company's office.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IMA Wealth, Inc.
Wichita, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IMA Wealth, Inc., as of December 31, 2021, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IMA Wealth, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to IMA Wealth, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 15 has been subjected to audit procedures performed in conjunction with the audit of IMA Wealth, Inc.'s financial statements. The supplemental information is the responsibility of IMA Wealth, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.
LMHS, P.C.
We have served as the IMA Wealth, Inc.'s auditor since 2020.
Norwell, Massachusetts

February 23, 2022

IMA WEALTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

		2021
CURRENT ASSETS		
Cash and cash equivalents	$	7,958,872
Commissions receivable		255,173
Account receivable - other		343,066
Prepaid expenses		63,437
Total current assets		8,620,548
Property and equipment, net of accumulated Depreciation of $81,615		37,686
Intangible asset, net of accumulated amortization of $136,007		5,913
	$	8,664,147

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts and producer payables	$	1,121,309
Accrued expenses, Parent		419,061
Income taxes payable, Parent		364,655
Total liabilities		1,905,025
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		2,066,034
Retained earnings		4,593,088
Total stockholder's equity		6,759,122
	$	8,664,147

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

	2021
Revenues:	
Commission and fee income	$ 8,122,506
Other Income	3
Interest	22,345
	8,144,854
Expenses:	
Payroll, payroll taxes and benefits	4,842,719
General and administrative	1,843,514
	6,686,233
Income before income taxes	1,458,621
Income taxes - current	(364,655)
Net income	$ 1,093,966

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2021

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2020	100,000	$ 100,000	$ 2,066,034	$ 3,499,122	$ 5,665,156
Net income	--	--	--	1,093,966	1,093,966
Balance, December 31, 2021	**100,000**	**$ 100,000**	**$ 2,066,034**	**$ 4,593,088**	**$ 6,759,122**

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

	2021
Cash flows from operating activities:	
Net income	$ 1,093,966
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation and Amortization	25,990
Changes in operating assets and liabilities:	
Commissions receivable	(21,996)
Accounts receivable - other	(33,139)
Prepaid expenses	134
Accounts and producer payable	472,043
Accrued expenses, Parent	(120,607)
Income taxes payable, Parent	109,406
Net cash flow provided by operating activities	1,525,798
Cash flows from investing activities:	
Purchase of property and equipment	(15,719)
Net cash flow used in investing activities	(15,719)
Net increase in cash and cash equivalents	1,510,080
Cash and cash equivalents, beginning of year	6,448,792
Cash and cash equivalents, end of year	$ 7,958,872

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

IMA Wealth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of The IMA Financial Group, Inc. ("IMAFG"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as an investment advisor as well as a limited broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a broker-dealer, the Company provides ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, health, and long-term care insurance to individuals and corporate customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – The Company's revenue recognition policies are governed by Topic 606, revenue from contracts with customers. Individual advisory and retirement consulting fees consist of fees received by the Company for their advisory role with respect to asset management and are recognized in accordance with the completion of performance obligations within the terms of the client agreements. The performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the advisory and retirement consulting services.

Commissions and fees consist primarily of fees received by the Company for their broker-dealer role with respect to monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). These fees are recognized throughout the year upon completion of performance obligations and accrued monthly. The performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the services.

Insurance commissions recognized on the trade date as management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be the point in time which a customer acquires the economic benefit of an insurance contract. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2021:

Performance Obligations Satisfied at a Point in Time	$3,765,313
Performance Obligations Satisfied Over Time	4,379,541
Total Revenue	$8,144,854

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - The Company files consolidated income tax returns with IMAFG. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 25%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2021, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2021, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Accounts Receivable – Accounts receivable consists primarily of wealth advisory and retirement consulting fees, as well as commissions. Management has determined that all accounts receivable are collectable and accordingly have not established a reserve account.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $5,900 next year.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events - Subsequent events have been evaluated through February 23, 2022, which is the date the financial statements were issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with IMAFG and its subsidiaries ("Affiliates") which include the Company's Parent, The IMA Financial Group, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. The Company recognized $1,343,816 of expenses for 2021 related to these sharing arrangements. The expense is included within expenses on the statement of operations.

The Company owed Affiliates $419,061, reflected as "Accrued expenses – Parent", on the statement of financial condition at December 31, 2021.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. EMPLOYEE BENEFITS

The Company participates in the IMA Financial Group, Inc. 401k Profit Sharing Plan and Trust, a plan the IMA Financial Group, Inc. (Parent) sponsors, for the benefit of eligible employees. The Parent matches 100% of the first 3% of employee contribution, then 50% of the next 2% for a maximum of 4% of eligible pay. The Parent reserves the right to amend or terminate the plan at any time. Included in compensation and employee benefits expense in the accompanying statements of income is matching expense of $109,151 for the year ended December 31, 2021.

6. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 consists of the following:

Furniture	$75,670
Equipment	43,632
	119,301
Less accumulated depreciation	(81,615)
Property and Equipment, Net	$37,686

In addition to the depreciation expense incurred on owned assets, $26,668 was allocated from the parent company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net regulatory capital and net capital requirements of $5,926,803 and $127,002, respectively. The Company's aggregate indebtedness to net capital ratio was .31 to 1 at December 31, 2021.

IMA WEALTH, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2021

SUPPLEMENTARY INFORMATION

	2021
Aggregate indebtedness:	
Accounts and producer payables	$ 1,121,309
Accrued expenses, Parent	419,061
Income taxes payable, Parent	364,655
Total aggregate indebtedness	$ 1,905,025
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,034
Retained earnings	4,593,088
Total credit items	6,759,122
Deductions and charges:	
Commissions receivable	255,173
Account receivable - other	343,066
Prepaid expenses	63,437
Property and equipment, net	37,686
Intangible asset, net	5,913
Haircut on securities owned	42
Total deductions and charges	705,316
Net capital	$ 6,053,805
Capital requirements:	
Net capital	$ 6,053,805
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	127,002
Net capital in excess of requirements	$ 5,926,803
Ratio of aggregate indebtedness to net capital	.31 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2021.
Reconciliation with Company's calculation:

There is no difference from the Company's calculations included in its Part II of Form X-17a-5 as of December 31, 2021, and the audited computation above.

IMA WEALTH, INC.

SCHEDULE 2 & 3

DECEMBER 31, 2021

Schedule 2 & 3
Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements under Rule 15c-3 (Exemption) of the Securities and Exchange Commission

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2021.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
IMA Wealth, Inc.
Wichita, Kansas

We have reviewed management's statements, included in the accompanying IMA Wealth, Inc. Exemption Report in which (1) IMA Wealth, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which IMA Wealth, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) IMA Wealth, Inc., stated that IMA Wealth, Inc. met the identified exemption provision throughout the most recent fiscal year of 2021, without exception. IMA Wealth, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the IMA Wealth, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as the IMA Wealth, Inc. 's auditor since 2020.

Norwell, Massachusetts

February 23, 2022

IMA WEALTH, INC.

EXEMPTION REPORT
SEC RULE 17A-5(D)(4)

DECEMBER 31, 2021

IMA Wealth, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph (k)(1) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2021.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

Signature

CCO
Title

02/23/2022
Date

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of
IMA Wealth, Inc.
Wichita, Kansas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion from Membership (Form SIPC-3) for the year ended December 31, 2021. Management of IMA Wealth, Inc. (Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2021, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, noting no differences;
2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021, to supporting schedules and working papers;
3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as the Company's auditor since 2020.

Norwell, Massachusetts

February 23, 2022

IMA WEALTH, INC.

SCHEDULE OF FORM SIPC -3 REVENUES FOR THE YEAR ENDED

DECEMBER 31, 2021

Amount ($)	**Business activities through which revenue was earned**
$1,700,462	Sale of Investment Company Shares
$478,331	Sale of Non-Securities Insurance Based Products
$5,943,713	Investment Advisory Services and Account Supervision Fees
$8,144,854	**Total Revenues**